[CGI Letterhead]

September 14, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Tim Buchmiller Senior Attorney Division of Corporation Finance, Mail Stop 6010 United States Securities & Exchange Commission Washington, D.C. 20549

RE:	The Commerce Group, Inc. Definitive Proxy Statement Filed April 17, 2007 File No. 001-13672

Dear Mr. Buchmiller,

      This will confirm our receipt of your letter dated August 21, 2007, to Gerald Fels, Chief Executive Officer of The Commerce Group, Inc., regarding The Commerce Group, Inc. Definitive Proxy Statement Filed April 17, 2007. In your letter, you requested that we respond to your comments by September 21, 2007 or tell you by that date when we intend to provide you with our response. Per our telephone conversation yesterday, we require additional time to prepare our response and review your comments and our proposed response with all appropriate parties, including the Compensation Committee of the Board of Directors. We intend to provide you with our response by Friday, October 12, 2007.

Please contact me at (508) 949-4554 with any questions.

Sincerely,

/s/ James A. Ermilio

James A. Ermilio Executive Vice President, General Counsel and Secretary

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